LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

03045097

03 DEC -9 AM 7:21

SUPPL

December 5, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Press release dated December 4, 2003

- **Legacy Hotels Real Estate Investment Trust Calls Debentures For Redemption On December 15, 2003**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 12/17

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

G:\Corporate\Entities\Legacy Hotels Real Estate Investment Trust\Securities Filings\SEC\Legacy 12g3-2(b)(1)(iii) Add Info Dec 4, 03 redemption on Dec 15,03.DOC

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ___________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File Number: 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST CALLS DEBENTURES FOR REDEMPTION ON DECEMBER 15, 2003

TORONTO, December 4, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that it has given notice calling for redemption all of its outstanding Series 1C, 1D and 2B Debentures on December 15, 2003. Legacy had previously announced its intention to redeem these Debentures in conjunction with the proposed financing announced on October 17, 2003. Pursuant to the trust indentures governing the Debentures, the redemption price will be the greater of par and the "Canada Yield Price" set forth in the indentures, plus accrued and unpaid interest.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca